FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2002.

Leader Capital Corp.

777 Bay Street, Suite 1910, Toronto, On M5G 2E4

[Indicate by checkmark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___x____ Form 40-F ________

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ________ No ___x____

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEADER CAPITAL CORP.

Date: September 3, 2002

By______________________
Name: Magaly Bianchini
Title: Director

FINANCIAL STATEMENTS OF

LEADER CAPITAL CORP.

THREE MONTHS ENDED JUNE 30, 2002

(Unaudited)

LEADER CAPITAL CORP.

BALANCE SHEETS AS AT JUNE 30, 2002 AND MARCH 31, 2002

(Unaudited)

	June 30, 2002	March 31, 2002
ASSETS		
Development properties (Note 2)	$ 2,604,799	$ 2,604,111
Cash and equivalents	837,638	883,367
Marketable securities (market value - $225,000) (Note 3)	225,000	-
Loans receivable (Note 3)	-	186,207
Accounts receivable	3,378	11,793
Prepaid expenses	7,985	7,985
	$ 3,678,800	$ 3,693,463
LIABILITIES		
Accounts payable and accrued liabilities	$ 40,415	$ 55,603
SHAREHOLDERS' EQUITY		
Capital stock	4,663,459	4,663,459
Deficit	(1,025,074)	(1,025,599)
	3,638,385	3,637,860
	$ 3,678,800	$ 3,693,463

LEADER CAPITAL CORP.

STATEMENTS OF OPERATIONS AND DEFICIT

THREE MONTHS ENDED JUNE 30, 2002 AND 2001

(Unaudited)

	June 30, 2002	June 30, 2001
REVENUE		
Rental income	$ -	$ 3,645
Interest	7,008	11,955
Gain on conversion of notes receivable (Note 3)	47,524	-
	54,532	15,600
COSTS AND EXPENSES		
Mortgage interest - rental properties	-	850
Rental property taxes, maintenance fees and repairs	-	2,566
Amortization of rental properties	-	675
Administration and general	30,607	35,285
Write down of marketable securities	23,400	-
	54,007	39,376
NET INCOME (LOSS) FOR THE PERIOD	525	(23,776)
DEFICIT - BEGINNING OF PERIOD	(1,025,599)	(690,775)
DEFICIT - END OF PERIOD	$ (1,025,074)	$ (714,551)
NET INCOME (LOSS) PER SHARE	$ 0.00	$ 0.00
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	11,929,432	11,929,432

LEADER CAPITAL CORP.

STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED JUNE 30, 2002 AND 2001

(Unaudited)

	June 30, 2002	June 30, 2001
CASH PROVIDED BY (USED IN)		
OPERATIONS		
Net income (loss) for the period	$ 525	$ (23,776)
Item not involving current cash flows -		
Amortization of rental properties	-	675
Gain on conversion of notes receivable	(47,524)	-
Write down of marketable securities	23,400	-
Properties under development	(688)	(6,539)
	(24,287)	(29,640)
Net change in non-cash working capital -		
Accounts receivable	8,415	22,301
Prepaid expenses	-	9,894
Accounts payable and accrued liabilities	(15,188)	7,083
	(31,060)	9,638
INVESTING ACTIVITIES		
Proceeds on sale of rental property	-	63,639
Loans receivable	(14,669)	-
	(14,669)	63,639
FINANCING ACTIVITY		
Repayment of mortgage payable	-	(40,673)
NET CHANGE IN CASH AND EQUIVALENTS	(45,729)	32,604
CASH AND EQUIVALENTS - BEGINNING OF PERIOD	883,367	1,091,690
CASH AND EQUIVALENTS - END OF PERIOD	$ 837,638	$ 1,124,294

LEADER CAPITAL CORP.
NOTES TO FINANCIAL STATEMENTS
THREE MONTHS ENDED JUNE 30, 2002 AND 2001
(Unaudited)

These interim financial statements should be read in conjunction with the Company's most recent annual financial statements as they do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements. The financial statements follow the same accounting policies and methods of application as the most recent annual financial statements except as follows:

1. ACCOUNTING POLICIES

Marketable securities

Marketable securities are carried at the lower of cost and quoted market value.

Stock-based compensation

On April 1, 2002 the Company adopted the recommendations in Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments, issued by the Canadian Institute of Chartered Accountants. The new recommendations are generally applicable only to awards granted after the date of adoption. The adoption of the new recommendations did not impact the financial statements.

Stock options awarded to non-employees must be accounted for using the fair value method. No compensation expense for stock options granted to employees is recognized, but pro forma disclosure of net income and earnings per share is provided as if these awards were accounted for using the fair value method. This pro forma disclosure is only required for awards granted after the date of adoption of the new policy. Since the Company has not granted any awards in the current quarter, pro forma net income and earnings per share have not been presented.

2. DEVELOPMENT PROPERTIES

During the first quarter, the Company finalized an option agreement to sell the balance of the property in Gatineau, Quebec. As disclosed in the most recent annual financial statements, a write down was recorded to adjust the carrying value of the property to its estimated net realizable value upon the exercising of all outstanding options.

3. CONVERSION OF LOANS RECEIVABLE

During the first quarter, the demand loans receivable were settled in full upon the receipt of 90,000 common shares of a publicly traded company. On the date of transfer, the shares had a quoted market value of $248,400. The common shares have been recorded at that amount and the resultant gain on conversion has been recognized in income.